                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(a)

                                   AAON, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, $.004 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   000360206
                                 (CUSIP NUMBER)

                               STEVEN A. VAN DYKE
                          TOWER INVESTMENT GROUP, INC.
                          BAY HARBOUR MANAGEMENT, L.C.
                 777 SOUTH HARBOUR ISLAND BOULEVARD, SUITE 270
                              TAMPA, FLORIDA 33602
                               (813) 272-1992

                             DOUGLAS P. TEITELBAUM
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022
                                 (212) 371-2211

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 27, 1998
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box.   [X]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 9 Pages)

CUSIP No. 000360206                     13D                       Page 2 of 9 Pages

       1          NAME OF REPORTING PERSON                     Steven A. Van Dyke

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    N/A
                -----------------------------------------------------------------------------------------

       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]

                                                                        (b) [X]
                -----------------------------------------------------------------------------------------

       3          SEC USE ONLY
                -----------------------------------------------------------------------------------------

       4          SOURCE OF FUNDS                       OO, PF
                -----------------------------------------------------------------------------------------

       5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
                -----------------------------------------------------------------------------------------

       6          CITIZENSHIP OR PLACE OF ORGANIZATION  United States
                -----------------------------------------------------------------------------------------

 Number of
   Shares                7  SOLE VOTING POWER              -0-
                -----------------------------------------------------------------------------------------
 Beneficially            8  SHARED VOTING POWER          770,500
   Owned by
                -----------------------------------------------------------------------------------------
 Each Reporting          9  SOLE DISPOSITIVE POWER         -0-
                -----------------------------------------------------------------------------------------

  Person With           10  SHARED DISPOSITIVE POWER     770,500
---------------------------------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  770,500
---------------------------------------------------------------------------------------------------------

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        [ ]
----------------------------------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.4%
---------------------------------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON                        IN, HC
---------------------------------------------------------------------------------------------------------

---------------------------------                                    -----------------------------------
       CUSIP No. 000360206                        13D                          Page 3 of 9 Pages
---------------------------------                                    ------------------------------------

       1          NAME OF REPORTING PERSON                    Douglas P. Teitelbaum

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
                -----------------------------------------------------------------------------------------

       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]

                                                                        (b) [X]
                -----------------------------------------------------------------------------------------

       3          SEC USE ONLY
                -----------------------------------------------------------------------------------------

       4          SOURCE OF FUNDS                                OO
                -----------------------------------------------------------------------------------------
       5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
                -----------------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION  United States
                -----------------------------------------------------------------------------------------

  Number of
   Shares                7  SOLE VOTING POWER                   -0-
                -----------------------------------------------------------------------------------------

  Beneficially           8  SHARED VOTING POWER               770,500
    Owned by
                -----------------------------------------------------------------------------------------
  Each Reporting         9  SOLE DISPOSITIVE POWER              -0-
                -----------------------------------------------------------------------------------------

  Person With           10  SHARED DISPOSITIVE POWER          770,500
---------------------------------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  770,500
---------------------------------------------------------------------------------------------------------

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
---------------------------------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.4%
----------------------------------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON                       IN, HC
---------------------------------------------------------------------------------------------------------

 --------------------                                                   -------------------------------
CUSIP No. 000360206                             13D                             Page 4 of 9 Pages
----------------------                                                  -------------------------------
       1          NAME OF REPORTING PERSON                      Tower Investment Group, Inc.

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     59-2924229
                -----------------------------------------------------------------------------------------

       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]

                                                                        (b) [X]
                -----------------------------------------------------------------------------------------

       3          SEC USE ONLY
                -----------------------------------------------------------------------------------------

       4          SOURCE OF FUNDS                               OO
                -----------------------------------------------------------------------------------------
       5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
                -----------------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION          Florida
                -----------------------------------------------------------------------------------------

  Number of
   Shares                7  SOLE VOTING POWER           770,500
                -----------------------------------------------------------------------------------------
  Beneficially           8  SHARED VOTING POWER           -0-
    Owned by
                -----------------------------------------------------------------------------------------
  Each Reporting         9  SOLE DISPOSITIVE POWER      770,500
                -----------------------------------------------------------------------------------------

  Person With           10  SHARED DISPOSITIVE POWER       -0-
---------------------------------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  770,500
---------------------------------------------------------------------------------------------------------

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
---------------------------------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  12.4%
---------------------------------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON                               HC
---------------------------------------------------------------------------------------------------------

-------------------                                                     -----------------------
CUSIP No. 000360206                             13D                       Page 5 of 9 Pages
-------------------                                                     -----------------------
       1          NAME OF REPORTING PERSON                      Bay Harbour Management, L.C.

                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON     59-3418243
                -----------------------------------------------------------------------------------------

       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]

                                                                        (b) [X]
                -----------------------------------------------------------------------------------------

       3          SEC USE ONLY
                -----------------------------------------------------------------------------------------

       4          SOURCE OF FUNDS                               OO
                -----------------------------------------------------------------------------------------
       5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
                -----------------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION          Florida
                -----------------------------------------------------------------------------------------

  Number of
    Shares              7  SOLE VOTING POWER                    770,500
                -----------------------------------------------------------------------------------------
  Beneficially          8  SHARED VOTING POWER                    -0-
    Owned by
                -----------------------------------------------------------------------------------------
  Each Reporting        9  SOLE DISPOSITIVE POWER               770,500
                -----------------------------------------------------------------------------------------

  Person With           10  SHARED DISPOSITIVE POWER                -0-
---------------------------------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  770,500
---------------------------------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
----------------------------------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.4%
----------------------------------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON          IA
---------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

          Common Stock, $.004 par value per share ("Aaon Common Stock") of Aaon, Inc., a Nevada corporation ("Aaon"). The principal executive offices of Aaon are located at 2425 Yukon, Tulsa, Oklahoma 74107.

ITEM 2.  IDENTITY AND BACKGROUND.

          Bay Harbour Management, L.C. ("Bay Harbour") is a Florida limited company and a registered investment adviser under the Investment Advisers Act of 1940, as amended. Tower Investment Group, Inc., a Florida corporation ("Tower"), is the majority stockholder of Bay Harbour. Steven A. Van Dyke, a resident of Florida and a United States citizen ("Van Dyke"), is a stockholder of Tower. Douglas P. Teitelbaum, a resident of New York and a United States citizen ("Teitelbaum" and, together with Bay Harbour, Tower and Van Dyke, the "Reporting Persons"), is a stockholder of Tower. The executive officers and directors of Bay Harbour and Tower are as follows:

Name                                        Address                  Occupation            Place of Employment

Steven A. Van Dyke                 777 South Harbour Island          investment             Bay Harbour
                                   Boulevard, Suite 270              management             Management, L.C.
                                   Tampa, Florida  33602

Douglas P. Teitelbaum              885 Third Avenue                  investment             Bay Harbour
                                   34th Floor                        management             Management, L.C.
                                   New York, New York  10022

          The principal business address of each Reporting Person is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602, except that the principal business office of Teitelbaum is 885 Third Avenue, 34th Floor, New York; New York 10022.

          No Reporting Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          From May 1, 1997 through October 22, 1998, Bay Harbour purchased in secondary trades on the open-market for certain of its managed accounts, 770,500 shares of Aaon Common Stock (the "Shares"), for an aggregate purchase price of $7,463,690. The source of the funds used by Bay Harbour to purchase the Shares were the following investment accounts managed on a discretionary basis by Bay
Harbour:

          Bay Harbour Partners, Ltd.         $1,274,246
          Bay Harbour 90-1, Ltd.             $1,037,092
          Bay Harbour 98-1, Ltd.             $   76,503
          Polaris Prime Orphans, L.P.        $   74,068
          Trophy Hunter Investments, Ltd.    $4,903,333
          Trophy Hunter Partners, Ltd.       $   98,448

ITEM 4.  PURPOSE OF TRANSACTION.

          The Reporting Persons acquired the Shares to obtain an equity position in Aaon. The Reporting Persons presently consider the Shares an attractive investment and intend to review their investment on an ongoing basis. Such continuing review may result in the Reporting Persons acquiring additional shares of Aaon Common Stock in the open-market or in privately negotiated transactions, maintaining their holdings at current levels or selling all or a portion of their holdings in the open-market or in privately negotiated transactions. Any such actions the Reporting Persons undertake will be dependent upon, among other things, the availability of shares of Aaon Common Stock for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of Aaon's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of Aaon Common Stock; the actions of the management and Board of Directors of Aaon; and other future developments.

          The Reporting Persons also believe that it would be desirable for Aaon to explore the possibility of pursuing strategic transactions to enhance shareholder value, and has so advised the management of Aaon. Such transactions could involve the acquisition of all or part of Aaon or the sale of all or a material part of its assets. The Reporting Persons may hold discussions with other parties who might engage in such transactions with Aaon or, depending on its assessment of the factors listed above, may itself seek to engage in such a transaction with Aaon. There can be no assurance that the Reporting Persons (or any of their affiliates) will take any of the actions described above with respect to the Shares or Aaon.

          Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to Aaon, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          As of the filing date of this Statement, each Reporting Person beneficially owns 770,500 shares of Aaon Common Stock, which represent approximately 12.4% of Aaon Common Stock outstanding based upon 6,201,949 shares of Aaon Common Stock outstanding as of June 30, 1998 as set forth in a 10-Q filed on August 6, 1998 with the U.S. Securities & Exchange Commission. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, (A) Van Dyke and Teitelbaum are deemed to beneficially own all shares of Aaon Common Stock that are beneficially owned by Tower and Bay Harbour and (B) Tower is deemed to beneficially own all shares of Aaon Common Stock that are beneficially owned by Bay Harbour.

          Each Reporting Person has (i) the sole power to vote or direct the vote of the 770,500 shares of Aaon Common Stock held by Bay Harbour; and (ii) the sole power to dispose of or to direct the disposition of such 770,500 shares of Aaon Common Stock; except that Van Dyke and Teitelbaum share with each other their voting and disposition power.

          Except for the purchase of the Shares, to the best knowledge and belief of the undersigned, no transactions involving Aaon Common Stock have been effected during the past 60 days by the Reporting Persons or by their directors, executive officers or controlling persons.

          The 770,500 shares of Aaon Common Stock held by Bay Harbour reported in this Statement are beneficially owned by Van Dyke, Teitelbaum, Tower and Bay Harbour for the benefit of certain investment partnerships and managed accounts over which Van Dyke, Teitelbaum, Tower and Bay Harbour control the power to (i) direct the voting of such shares of Aaon Common Stock and (ii) dispose of such shares of Aaon Common Stock. The limited partners of the investment partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. Other than Trophy Hunter Investments, Ltd., no such fund, single limited partner of any of such funds nor any investor in a managed account has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Aaon Common Stock reported in this
Schedule 13D representing more than five percent of the outstanding Aaon Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


     EXHIBIT I  Joint Filing Agreement, by and among Bay Harbour, Tower, Van
     ---------
                Dyke and Teitelbaum.

                                   SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of: October 27, 1998           TOWER INVESTMENT GROUP, INC.


                                        By: /s/ Steven A. Van Dyke
                                           ----------------------------
                                            Name: Steven A. Van Dyke

                                            Title: President



                                         BAY HARBOUR MANAGEMENT, L.C.



                                        By: /s/ Steven A. Van Dyke
                                           ----------------------------
                                            Name: Steven A. Van Dyke

                                            Title: President



                                            /s/ Steven A. Van Dyke
                                        ---------------------------------
                                            STEVEN A. VAN DYKE


                                            /s/ Douglas P. Teitelbaum
                                        ---------------------------------
                                            DOUGLAS P. TEITELBAUM

                                 Exhibit Index
                                 -------------


     EXHIBIT I  Joint Filing Agreement, by and among Bay Harbour, Tower, Van
     ---------
                Dyke and Teitelbaum.